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                           April 9, 2021

       Don Harmer
       President
       GRASS QOZF, Inc.
       204 West Spear Street #3862
       Carson City, NV 89703

                                                        Re: GRASS QOZF, Inc.
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed March 26,
2021
                                                            File No. 024-11204

       Dear Mr. Harmer:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Offering Statement on Form 1-A filed March 26, 2021

       Plan of Distribution, page 25

   1. We note the changes to your disclosure regarding the compensation to be paid to the placement agent. Please
file a revised Consultancy Agreement with Capital2Market
                                                        Consulting, LLC and a
revised placement with C2M Securities, LLC to give effect to the new terms.
 Don Harmer
GRASS QOZF, Inc.
April 9, 2021
Page 2

       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202)
551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                          Sincerely,
FirstName LastNameDon Harmer
                                                          Division of
Corporation Finance
Comapany NameGRASS QOZF, Inc.
                                                          Office of Energy &
Transportation
April 9, 2021 Page 2
cc:       Brian Higley, Esq.
FirstName LastName